SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 16, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February of 2009

(x) the following operations with movable and derivative values had only occurred, in accordance with article 11 - of Instruction #CVM n° 358/2002.

( ) operations with movable and derivative values, had not been carried though, in accordance with article 11 - of Instruction #CVM n° 358/2002, being that I possess the following positions of the movable and derivative values.

Company Name: Brasil Telecom S.A.
Group and Related Persons	(x) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	2	0.00	0.00
Shares	Preferred	61,323	0.02	0.01
Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	2	0.00	0.00
Shares	Preferred	61,323	0.02	0.01

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	(x) Board of Directors		( ) Management	( ) Fiscal Board		( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class / Type		Total
Shares	Common		2,515	0.00		0.00
Shares	Preferred		819	0.00		0.00
Operations in the Month
Securities/ Derivatives	Securities Characteristics	Intermediate Broker	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	Agora corretora	Sale	17	300	59,95	17.957,67
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	% of participation
				Same Class / Type		Total
Shares	Common		2.224	0,00		0,00
Shares	Preferred		798	0,00		0,00

Comment: The difference between the initial balance and the final balance, proved for the movement and election of members of the Advice.

Brasil Telecom S.A. – Consolidated Position – February 2009	Page 1 of 4

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February of 2009, there were no operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(x) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	328	0.00	0.00
Shares	Preferred	13,698	0.00	0.00
Final Balance
Securities/	Securities Characteristics	Quantity	%
Derivatives			Same Class / Type	Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00

Comment: The difference between the initial balance and the final balance, was proven for the election of members of the Advice.

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(x) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	5	0.00	000
Shares	Preferred	5	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	1	0.00	0.00
Shares	Preferred	1	0.00	0.00

Comment: The difference between the initial balance and the final balance, was proven for the election of members of the Advice.

Brasil Telecom S.A. – Consolidated Position – February 2009	Page 2 of 4

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February of 2009, there were no operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related
Persons	( ) Board of Directors	(x) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	0	0.00	0.00
Shares	Preferred	60	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	0	0.00	0.00
Shares	Preferred	60	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	(x) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00

Brasil Telecom S.A. – Consolidated Position – February 2009	Page 3 of 4

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February of 2009, there were no operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Board	(x) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	247,317,180	99.09	44.09
Shares	Preferred	120,911,021	38.83	21.55
		Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	247,317,180	99.09	44.09
Shares	Preferred	120,911,021	38.83	21.55

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Board	(x) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / Type	Total
Shares	Common	81,092,990	60.50	22.28
Shares	Preferred	76,645,842	33.33	21.05
Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
			Same Class / and Type	Total
Shares	Common	81,092,990	60.50	22.28
Shares	Preferred	76,645,842	33.33	21.25

Brasil Telecom S.A. – Consolidated Position – February 2009	Page 4 of 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.